Exhibit 3.1

SECOND AMENDED AND RESTATED VOTING AGREEMENT

This SECOND AMENDED AND RESTATED VOTING AGREEMENT (this “Agreement”) is made as of [•], 2021, by and among Basil Street Cafe, Inc., a Delaware corporation (the “Company”), and the stockholders listed on Attachment A attached to this Agreement (each a “Stockholder” and together the “Stockholders”).

BACKGROUND

A.        In connection with the issuance of shares of the Company’s Series A-1 Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), and shares of the Series A-2 Preferred Stock, par value $0.01 per share (the “Series A-2 Preferred Stock”), the Company entered into that certain Amended and Restated Voting Agreement, dated as of March 27, 2020 (the “Prior Agreement”).

B.         The Company subsequently issued shares of Series A-3 Preferred Stock, par value $0.01 per share (the “Series A-3 Preferred Stock” and along with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the “Series A Preferred Stock”), and in connection therewith the requisite Stockholders consented to amending the Prior Agreement.

C.          In connection with the offer and sale of the Company’s Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”, and along with the Series A Stock, the “Preferred Stock”), and in order to reflect the Series A-3 Stock in the Prior Agreement, the parties desire to further amend and restate the Prior Agreement.

AGREEMENT

The parties hereby amend and restate the Prior Agreement in its entirety with this Agreement and agree as follows:

1.          Voting Provisions Regarding Board of Directors.

1.1.        Size of the Board.  Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the board of directors of the Company (the “Board”) shall be set and remain at such number as is determined from time to time by the Board in accordance with the Company’s Certificate of Incorporation (“Certificate”) and Bylaws, as in effect from time to time.  For purposes of this Agreement, the term “Shares” shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise, the term “Person” shall mean an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity, the term “Affiliate”, with respect to another Person, means a Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2.        Board Composition.  Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a)          One (1) person designated by the holders of the majority of the holders of Series A-1 Preferred Stock purchased for cash (and not acquired through conversion of convertible notes into Series A-1 Preferred Stock), who initially shall be Robert Dalton.

(b)         Two (2) persons designated by the holders of a majority of (i) shares of Series A-1 Preferred Stock acquired through conversion of convertible notes into Series A-1 Preferred Stock (and not purchased for cash) and Series A-2 Preferred Stock, acting together on an as-converted to Common Stock basis, and (ii) shares of Common Stock, one  of whom shall initially be Deglin Kenealy (“Kenealy”), and the other of whom shall initially be Jeff Klemp.

(c)         One (1) person designated by Thomas FitzGerald (“FitzGerald”), who initially shall be FitzGerald, provided that FitzGerald and his Affiliates collectively own in the aggregate at least 200,000 shares of Series A-1 Preferred Stock and shares of Common Stock (such number subject to adjustment for any stock splits, subdivisions, consolidations or other similar recapitalization effecting all shares of capital stock of the Company equally and consistently).

If any of the aforementioned individuals designated pursuant to clauses (a), (b) and (c) above of this Subsection 1.2 are not directors as of the date hereof, they may be elected to the Board by a majority of directors in office as of the date hereof pursuant to Section 3.2 of the Company’s Bylaws.

1.3.       Failure to Designate a Board Member.  In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein. If the incumbent director is unable or unwilling to continue to serve, the seat shall remain vacant until the Persons or groups entitled to do so designate a new director and such person is elected to the Board in the manner prescribed herein and in the Company’s Certificate.

1.4.       Removal of Board Members.  Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)          no director elected pursuant to this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s) entitled under this Agreement to designate that director or (ii) the Person(s) originally entitled to designate or approve such director pursuant to this Agreement is no longer so entitled to designate or approve such director;

(b)        any vacancies created by the resignation, removal or death of a director elected pursuant to this Agreement shall be filled pursuant to the provisions of this Agreement; and

(c)        upon the request of any party entitled to designate a director as provided in this Agreement to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5.        No Liability for Election of Recommended Directors.  No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6.       Director Compensation.  If the Company adopts a compensation program for non-insider, independent members of the Board, the member of the Board, appointed pursuant to Subsection 1.2(a) above shall be entitled to participate in, and be compensated under, such program

2.          Vote to Increase Authorized Common Stock.  Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.          Drag-Along Right.

3.1.       Definitions.  A “Sale of the Company” shall mean either: (a) a transac-tion or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing a majority of the out-standing voting power of the Company (a “Stock Sale”); or (b) a transaction that qualifies as a “Deemed Liquidation Event” as defined in the Company’s Certificate.

3.2.        Actions to be Taken.  In the event that (i) the holders of at least a majority of the shares of Series A Preferred Stock, voting together as a single class and on an as converted to Common Stock basis (collectively, the “Selling Investors”), and (ii) the Board of Directors approve a Sale of the Company to an unaffiliated third party in writing, then each Stockholder and the Company hereby agree:

(a)         if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could delay or impair the ability of the Company to consummate such Sale of the Company;

(b)         if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c)        to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(d)         not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)          to refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)         if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to “accredited investors” as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)          in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the “Stockholder Representative”) with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder’s pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative’s services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder  with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3.       Exceptions.   Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the “Proposed Sale”) unless the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale.

3.4.        Restrictions on Sales of Control of the Company.   No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company’s Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event as defined in the Certificate), unless the holders of at least a majority of the Preferred Stock elect otherwise by written notice given to the Company at least 30 days prior to the effective date of any such transaction or series of related transactions.

4.          Remedies.

4.1.        Covenants of the Company.  The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement.  Such actions include, without limitation, the use of the Company’s best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2.        Irrevocable Proxy and Power of Attorney.  Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, with full power of substitution, with respect to the matters set forth herein, including without limitation, election of persons as members of the Board in accordance with Section 1.2 of this Agreement, and hereby authorizes the President of the Company to represent and to vote, if and only if the party (i)  fails to vote or (ii)  attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party’s Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement.  Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 5 hereof.  Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3.        Specific Enforcement.  Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached.  Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4.        Remedies Cumulative.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.          Term.  This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of a Qualified IPO (as defined in the Certificate); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Certificate; and (c) termination of this Agreement in accordance with Subsection 6.8 below.

6.          Miscellaneous.

6.1.        Additional Parties.   In the event that after the date of this Agreement the Company enters into an agreement with any Person to issue shares of capital stock to such Person, following which such Person shall hold at least 1,000 shares of the Company’s then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall require such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing and delivering a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Stockholder hereunder.

6.2.        Transfers.  Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Com-pany’s recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement.  Upon the execution and delivery of such a writing by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee’s signature appeared on the signature pages of this Agreement and shall be deemed to be a Stockholder.  The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 6.2.  Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Subsection 6.12.

6.3.        Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or  liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4.        Governing Law.  This Agreement shall be governed by the internal laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

6.5.       Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.6.       Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.7.      Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:  (a) personal delivery to the party to be notified, (b) when sent, if sent by  electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.  All communications shall be sent to the respective parties at their address as set forth on Attachment A hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.7.  If notice is given to the Company, a copy shall also be sent to O’Melveny & Myers LLP, 1999 Avenue of the Stars, 8th Floor, Century City, California 90067, Attention: T. Hale Boggs (e-mail: hboggs@omm.com).

6.8.        Consent Required to Amend, Terminate or Waive.  This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Stockholders holding a majority of the shares of Common Stock held by all Stockholders and Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by all Stockholders (acting as a single class and on an as-converted basis) and (c) the Stockholders holding a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by all Stockholders (acting as a single class and on an as-converted basis); and provided that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party.  Notwithstanding the foregoing, (x) Subsection 1.2(a) and this subclause (x) of Subsection 6.8 of this Agreement shall not be amended or waived without the written consent of Kenealy, and (y) Subsection 1.2(c) and this subclause (y) of Subsection 6.8 of this Agreement shall not be amended or waived without the written consent of FitzGerald for so long as he is entitled to designate a director. The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any party that did not consent in writing thereto.  Any amendment, termination or waiver effected in accordance with this Subsection 6.8 shall be binding on each party and all of such party’s successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver.  For purposes of this Subsection 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9.       The Company shall give the Stockholders at least seven (7) calendar days’ notice (the “Notice Period”) of any action (including any waiver or amendment) for which the Company seeks to obtain approval or consent of the Stockholders pursuant to this Agreement. Such notice shall describe the action or actions to be taken and with respect to each action or all actions give the Stockholder the option to approve or reject the action(s). If a Stockholder fails to respond to such notice within the Notice Period, such failure will serve as authorization for the Board to vote such Stockholder’s shares in alignment with the position taken by the majority of all Stockholders (the “Voting Stock”); provided, however, that if at the end of the Notice Period the Company has not received responses representing at least one third (1/3) of the issued and outstanding shares of capital stock entitled to approve or reject the action(s) (the “Minimum Voting Threshold”), the Notice Period will be extended by a minimum of seven (7) calendar days and thereafter until the earlier of (a) fourteen (14) calendar days following the end of the original notice period (i.e. such that the total Notice Period would be twenty-one (21) calendar days) and (b) the date the Company has received responses representing at least the Minimum Voting Threshold. If, after the Notice Period has been extended up to the maximum fourteen (14) calendar days, the Company has still not received responses representing at least the Minimum Voting Threshold, the Board shall be authorized to approve or reject the action(s) on behalf of such shares that failed to respond in the Board’s discretion and shall not be required to act in alignment with the position taken by the majority of Voting Stock.

6.10.      Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.11.      Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.12.      Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.13.     Legend on Share Certificates.  Each certificate representing any Shares issued on and after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.

The Company, by its execution of this Agreement, agrees that it will cause the certificates evi-dencing the Shares issued after the date hereof to bear the legend required by this Subsection 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office.  The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Subsection 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.14.          Stock Splits, Stock Dividends, etc.  In the event of any issuance of Shares of the Company’s voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Subsection 6.12.

6.15.          Manner of Voting.  The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law.  For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.16.          Further Assurances.  At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.17.          Costs of Enforcement.  If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys’ fees.

6.18.          Aggregation of Stock.  All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Intentionally Blank—Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Voting Agreement as of the date first written above.

“Company”

Basil Street Cafe, Inc., a Delaware corporation

By:
Name: Deglin Kenealy
Title: Chief Executive Officer

 “Stockholders”

See Stockholders’ Signature Page to Second Amended and Restated Voting Agreement attached hereto and Attachment A.

STOCKHOLDERS’ SIGNATURE PAGE TO SECOND AMENDED AND RESTATED VOTING AGREEMENT

SIGNATURE FOR INDIVIDUALS ONLY

Signature:

Print Name:

Address:

SIGNATURE FOR ENTITIES ONLY

Print Name of Entity or Trust:

Signature:

Print Name:

Title:

Address:

ATTACHMENT A

STOCKHOLDERS

(See attached.)